Exhibit 99.1

Caledonia Mining Corporation Plc

Q2 2017 Production Update

(TSX: CAL, OTCQX: CALVD, AIM: CMCL)

St Helier, 20 July 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) announces gold production from the Blanket Mine (“Blanket”) in Zimbabwe, for the quarter ended 30 June 2017 (“Q2 2017” or the “Quarter”). All production numbers are expressed on a 100 per cent basis and are based on mine production data and are therefore subject to adjustment following final assay at the refiners.

Approximately 12,522 ounces of gold were produced during the Quarter, this amount was approximately equivalent to the gold produced in Q2 2016 (12,510 ounces). Gold produced for the first half of 2017 was 25,316 ounces, an 8.5 per cent increase on the 23,322 ounces produced in the first half of 2016. Caledonia maintains its’ 2017 full year production guidance of between 52,000 ounces and 57,000 ounces and remains on track with progress towards its long-term target of 80,000 ounces by 2021.

Commenting on the production for Q2 of 2017, Steve Curtis, Caledonia’s Chief Executive Officer, said:

“Notwithstanding the 8.5 per cent increase in production in the first six months of 2017 compared to the first six months of 2016, the second quarter of 2017 presented some operating challenges at Blanket. Although we have improved the infrastructure on 750 metre level in recent years, we are still constrained in our ability to move increased quantities of ore and development waste. Accordingly, in quarter 2, Caledonia took the decision to safeguard the long-term production target of 80,000 ounces in 2021 by prioritizing capital development tonnage over ore production tonnage. This resulted in the 2017 production target being reduced from 60,000 ounces to a revised target of between 52,000 and 57,000 ounces.

“The existing infrastructure constraints at Blanket are temporary and are expected to be fully alleviated when the new Central Shaft is commissioned in the second half of 2018. I am pleased to say that work on the Central Shaft remains on track.

“In the meantime, management has implemented further measures to address the short-term infrastructure constraints. We are optimistic that these measures will result in a higher quarterly production in the remaining quarters of 2017 and we are confident that will achieve the revised production guidance for 2017 of between 52,000 and 57,000 ounces of gold.”

About Caledonia Mining

Following the implementation of indigenisation in Zimbabwe, Caledonia’s primary asset is a 49 per cent interest in an operating gold mine in Zimbabwe (“Blanket”). Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also currently traded on the American OTCQX as “CALVD”.

On 26 June 2017, Caledonia implemented a share consolidation on an effective basis of 1 new Caledonia share for every pre-existing 5 shares. This consolidation was implemented with the objective of securing a listing for Caledonia’s shares on the NYSE MKT. It is anticipated that the Caledonia’s shares will commence trading on the NYSE MKT by the end of July 2017.

Head and Registered Office: Caledonia Mining Corporation Plc

3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

At 31 March 2017, Caledonia had cash of US$11.7m. Blanket plans to increase production from 50,351 ounces in 2016 to approximately 80,000 ounces in 2021; Blanket’s target production for 2017 is 52,000 – 57,000 ounces. Caledonia expects to publish its results for the quarter to 30 June 2017 on 14 August 2017.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Tel: +44 1534 679800 marklearmonth@caledoniamining.com	WH Ireland Adrian Hadden/Ed Allsopp Tel: +44 20 7220 1751

Maurice Mason Tel: +44 759 078 1139 mauricemason@caledoniamining.com	Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray Tel: +44 20 7138 3204

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Shareholders, potential shareholders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.